

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2022

Allen West
Chief Financial Officer
PAM Transportation Services, Inc.
297 West Henri De Tonti Blvd.
Tontitown, Arkansas 72770

      Re: PAM Transportation Services, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2020
             Filed March 5, 2021
             File No. 000-15057

Dear Mr. West:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Energy & Transportation